CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

October 3, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant Ryan Rohn, Staff Accountant Ryan Houseal , Staff Attorney Katherine Wray, Staff Attorney

Re:	Infosys Limited Form 20-F for the fiscal year ended March 31, 2012 Filed May 3, 2012 File No. 000-25383

Ladies and Gentlemen:

Infosys Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated September 10, 2012 (the “Comment Letter”), which included comments related to our filing on May 3, 2012 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Annual Report”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 20-F for the fiscal year ended March 31, 2012 filed on May 3, 2012

General

1. We note disclosure about your business activities and employees in the Middle East and North Africa. Iran and Syria, located in the Middle East and Sudan, located in North Africa, are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, if any, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. For instance, your Form 20-F states that Philips Electronics is a client, and recent news articles report that your clients include Credit Suisse, UBS, ABN Amro, Royal Bank of Scotland, The Housing Bank and Equity Bank. Each of these companies engages or has engaged in operations relating to Iran, Syria, Sudan and/or Cuba, a country that also is a U.S.-designated state sponsor of terrorism. Please tell us whether these companies use or have used your products in the referenced countries.

Your response should describe any products, components, technology or services you have provided to Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

We respectfully acknowledge the Staff’s comment, and advise the Staff as follows in this response.

In our 2012 Annual Report, we had disclosed that we have approximately 190 employees in the Middle East region and Africa. However, none of these employees are based in Iran, Syria or Sudan.

Further, we also advise the Staff that (i) we do not have any clients to which services are being rendered in Iran, Syria, Sudan or Cuba, (ii) to our knowledge, we do not have any past, current or anticipated contacts with Iran, Syria or Sudan whether through subsidiaries, affiliates, resellers, distributors, or any other direct or indirect arrangements, and (iii) we have not had any agreements, commercial arrangements or other contacts with the governments of Iran, Syria, Sudan and/or Cuba or entities controlled by their governments.

In addition, we also employ procedures which have been designed to ensure that we do not provide our services to countries designed by the U.S. Department of State as state sponsors of terrorism. In the event we are contemplating providing services to any country to which Infosys has not previously provided

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

services, the relevant business team approaches an internal group known as the Country Penetration Group which comprises stakeholders from immigration, human resources, legal and tax who will advise as to whether our employees may be sent to that country and the permitted method of operation in that country. We also continue to monitor changes in U.S. laws and implement procedures designed to conduct our business in compliance with U.S. export control laws and sanctions.

With respect to our products, we license our software to customers under a licensing agreement, and these agreements typically contain terms restricting manner of use and transfer of the software to parties other than the licensee. In addition, the licensee will not be permitted to install the software in locations other than as designated in the agreement.

Additionally, the Staff has noted that certain companies, being our clients, engage or have engaged in operations relating to Iran, Syria, Sudan and/or Cuba and requested us to confirm whether these companies use or have used our products in these countries.

With respect to Philips Electronics, Credit Suisse, UBS, ABN Amro, Royal Bank of Scotland and The Housing Bank, to our knowledge, these clients have not used our products in these countries. However, Equity Bank had deployed our Finacle product from June 19, 2009 for its operations in what is now Southern Sudan. In this regard, we respectfully submit that the Finacle deployment was done based on the confirmation from Equity Bank that the data center for this operation would be located in and managed from Kenya. We respectfully submit that no employee of Infosys has performed this deployment in Sudan. Furthermore, the region in which Finacle has been deployed is now Southern Sudan, which is not a U.S.-designated state sponsor of terrorism. To our knowledge, no other Infosys products are used in countries that the United States has designated a state sponsor of terrorism.

2. Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

We respectfully submit that, to our knowledge, we do not have any contacts with Iran, Syria, Sudan or Cuba and have no revenues, assets or liabilities associated with these countries (other than Southern Sudan, as described below). In the region that is now Southern Sudan, where our Finacle product has been deployed by Equity Bank since June 2009, we respectfully submit that the revenue generated from this

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

deployment since its inception is US $83,400 in the aggregate, which includes the license fees for Finacle as well as the fees for providing annual technical support which is completely handled out of India. Given the relatively small dollar value of this deployment, the fact that our services are provided from India, and the fact that the region where this is deployed is now Southern Sudan, which is not designated by the United States to be a state sponsor of terrorism, we respectfully submit that our arrangement with Equity Bank would not constitute a material investment risk for security holders.

Risk Factors

Our revenues are highly dependent upon a small number of clients …

3. You refer in the risk factor to your five largest clients. Please identify those clients for us.

We respectfully submit to the Staff that we have provided the names of our five largest customers for fiscal 2012 on Exhibit A.

Critical Accounting Policies

Revenue Recognition

4. Tell us if there has been any effect on revenue recognition for multiple element arrangements that have elements subject to change order and escalation clause adjustments.

We respectfully submit to the Staff that our multiple element arrangements pertaining to our software product Finacle typically include license implementation and annual technical support services. Such software products represented 4.6%, 4.9% and 4.2% of our total revenues for fiscal 2012, 2011 and 2010, respectively.

As discussed in the Notes to the Consolidated Financial Statements of our Form 20-F for the year ended March 31, 2012:

“Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.”

We respectfully submit to the Staff that the Company does not have any significant revenues under this category and hence the elements subject to change order and escalation clause adjustments have also not been material.

Notes to the Consolidated Financial Statements

Note 1.6 Revenue Recognition

5. We note your disclosure under Item 3. Key Information, Risk Factors “Our failure to complete fixed-price….” that put pressure on client IT budgets, has led you to deviate from standard pricing policies and offer varied pricing models to your clients. Tell us how this has impacted revenue recognition and your determination of fair value of transaction components and allocation of consideration among multiple element arrangements pursuant to IAS 18.

We respectfully acknowledge the Staff’s comment, and we have replicated the entire risk factor below to facilitate the Staff’s review.

“Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2012, fiscal 2011 and fiscal 2010, revenues from fixed-price, fixed-timeframe projects accounted for 39.3%, 40.3% and 38.5% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

timeframe projects and transaction based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and materials basis, which would increase the risks to our business.”

We have seen a gradual shift towards fixed-price and transaction-based billing contracts in recent periods, primarily due to the IT budget constraints of our clients and their need for visibility of the total cost of a project. However, we respectfully submit to the Staff that although we have had a shift towards fixed-price contracts, we have always had these types of contracts. As such, this has not impacted our revenue recognition policies as the revenue from these fixed-price contracts have been recognized on a percentage of completion method and revenue from transaction-based billing contracts have been recognized based on objectives measures of output. Further, under these arrangements the basis of determination of fair values have also not undergone any change.

Note 2.12 Employee benefits

6. Please tell us and clarify in future filings if your employee benefit plans are limited to your employees in India or if you have foreign plans. Refer to paragraph 122 of IAS 19.

We respectfully submit to the staff that the Company has the following employee benefit plans falling under the purview of IAS 19 Employee benefits as disclosed in Note 1.18, in the Notes to the Consolidated Financial Statements:

1.	Short-term employee benefit plans

    Compensated absences

2.	Defined contribution plans

a. Superannuation

b. Provident fund plan of Infosys BPO

3.	Defined benefit plans

a. Gratuity

b. Provident fund plan of Infosys Limited.

For the short-term employee benefit plans, IAS 19 does not specify any disclosure requirements. Although our current compensated absences plan covers employees both domiciled in India and in foreign countries, there have been no separate disclosures made for the same.

For defined contribution plans, the standard limits the disclosures to the amount of contribution made during the period, as the employer has no further obligation beyond the contribution. The amount of contribution made under the defined contribution plans has been disclosed in Note 2.12.4 in the Notes to the Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

Paragraph 122 of IAS 19 states as follows:

When an entity has more than one defined benefit plan, disclosures may be made in total, separately for each plan, or in such groupings as are considered to be the most useful. It may be useful to distinguish groupings by criteria such as the following:

(a) the geographical location of the plans, for example, by distinguishing domestic plans from foreign plans; or

(b) whether plans are subject to materially different risks, for example, by distinguishing flat salary pension plans from final salary pension plans and from post-employment medical plans.

When an entity provides disclosures in total for a grouping of plans, such disclosures are provided in the form of weighted averages or of relatively narrow ranges.

Drawing specific reference to Paragraph 122 of IAS 19 as noted by the Staff, we respectfully submit to the Staff that our defined benefit plans are restricted to the gratuity plan and the provident fund plan of Infosys Limited as disclosed in Notes 1.18.1 and 1.18.3 in the Notes to the Consolidated Financial Statements. We also have a termination benefit plan for employees of our Mexico subsidiary; however, since the amounts under such plan are immaterial (less than $2,000), no disclosures have been provided in the consolidated financial statements.

The gratuity plan and the provident fund plan of Infosys are in accordance with the Payment of Gratuity Act, 1972 and the Employees Provident Fund and Miscellaneous Provisions Act, 1952, respectively, the applicable Indian statutes which govern the payment of gratuity and provident amounts to eligible employees. As per the plans, only employees drawing Indian salary are eligible to participate in the gratuity and provident fund plans. The employees who are located outside India and who do not draw Indian salary are not covered under the gratuity and provident fund plans. Accordingly, the requirement of the paragraph 122 to group plans based on geographical location of plans would not be applicable

Nonetheless, we respectfully submit to the Staff that we will provide the following clarification in our future quarterly and annual report filings with the Commission: “The gratuity and provident plans are applicable only to employees drawing Indian salary and there are no other foreign defined benefit plans.”

7. Please tell us your consideration of discussing how you determined the assumptions used to determine the benefit obligations, for example, the discount rate, weighted average rate of increase in compensation levels, and rate of return on plan assets. Your current disclosures appear to be unclear as to how you determined these amounts.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

We respectfully submit to the Staff the following assumptions used by us to determine the benefit obligations:

1.	Discount rate (Refer Note 2.12.1 and Note 2.12.3 in the Notes to the Consolidated Financial Statements):

Requirement in the standard- Para 78 of IAS 19:

The rate used to discount post-employment benefit obligations (both funded and unfunded) shall be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. In countries where there is no deep market in such bonds, the market yields (at the end of the reporting period) on government bonds shall be used. The currency and term of the corporate bonds or government bonds shall be consistent with the currency and estimated term of the post-employment benefit obligations.

Basis for Infosys Determination: In India, the market for high quality corporate bonds being not developed, the yield of 10-year government bonds is considered as the discount rate. The 10 year tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

2.	Weighted average rate of increase in compensation levels (Refer Note 2.12.1 in the Notes to the Consolidated Financial Statements):

Requirement in the standard- Para 84 of IAS 19:

Estimates of future salary increases take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Basis for Infosys Determination: The average rate of increase in compensation levels is determined by the Company, considering factors like, the Company’s past compensation revision trends and management’s estimate of future salary increases.

3.	Rate of return on plan assets (Refer Note 2.12.1 in the Notes to the Consolidated Financial Statements):

Requirement in the standard- Para 106 of IAS 19:

The expected return on plan assets is based on market expectations, at the beginning of the period, for returns over the entire life of the related obligation. The expected return on plan assets reflects changes in the fair value of plan assets held during the period as a result of actual contributions paid into the fund and actual benefits paid out of the fund.

Basis of Infosys Determination: Rate of return is the average yield of the portfolio in which our plan assets are invested over a tenure equivalent to the entire life of the related obligation.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

4.	Attrition rate:

Basis of Infosys Determination: Attrition rate considered is the management’s estimate, based on the past long-term trend of employee turnover in the Company.

Nonetheless, we respectfully submit to the Staff that we will provide a clarification explaining the bases described above in our future quarterly and annual report filings with the Commission.

Note 2.17 Income taxes

8. Tell us the amounts, composition and nature of elements comprising the balance of the line item “Tax effect due to non-taxable income for Indian tax purposes.” It is not clear how your disclosure notes the specific tax incentives still in place absent their association with related amounts comprising the line item. In addition, the line item “Tax reversals, overseas and domestic” appears to be netting amounts which, if material, would appear to be more appropriately presented in separate overseas and domestic line items

To facilitate the review of the Company’s responses to the comment by the Staff we have split the above Staff’s query into two sections and have provided the explanations for the same.

8(a). Tell us the amounts, composition and nature of elements comprising the balance of the line item “Tax effect due to non-taxable income for Indian tax purposes.” It is not clear how your disclosure notes the specific tax incentives still in place absent their association with related amounts comprising the line item.

The amount of tax incentives for each of three years ended March 31, 2012, as disclosed in the tax rate reconciliation in Note 2.17 of the Consolidated Financial Statements are shown below.

(Dollars in Millions)

Particulars	For the year ended March 31, 2012	For the year ended March 31, 2011	For the year ended March 31, 2010
Tax effect due to non-taxable income for Indian tax purposes	$(202)	$(173)	$(223)

As explained in Note 2.17 of the Consolidated Financial Statements, the Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”). The STP Tax Holiday was available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian government, through the Finance Act, 2009, had extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones (“SEZ”) which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Because of the above said provisions of the Indian tax laws, certain income from STP units and SEZ units are not taxable. “Tax effect due to non taxable income for Indian tax purposes” in the tax rate reconciliation in Note 2.17 Income Taxes solely comprises of such non-taxable income from STP and SEZ units.

The components of the tax effect due to non taxable income for Indian tax purposes between non-taxable income from STP units and SEZ units (including SEZ developer units) for each of the three years ended March 31, 2012 is shown below:

(Dollars in Millions)

Particulars	For the year ended March 31, 2012	For the year ended March 31, 2011	For the year ended March 31, 2010
Tax effect due to non-taxable income for Indian tax purposes
- from STP units	$—	$(19)	$(91)
- from SEZ and SEZ developer units	(202)	(154)	(132)
Total	(202)	(173)	(223)

8(b). In addition, the line item “Tax reversals, overseas and domestic” appears to be netting amounts which, if material, would appear to be more appropriately presented in separate overseas and domestic line items.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

We respectfully submit to the Staff the requirements as per IFRS with regard to the tax rate reconciliation table:

Paragraph 81 (c) of IAS 12, Income taxes requires an explanation of the relationship between tax expense (income) and accounting profit in either or both of the following forms:

(I)	A numerical reconciliation between tax expense (income) and the product of accounting profit multiplied by the applicable tax rate(s), disclosing also the basis on which the applicable tax rate(s) is (are) computed; or

(II)	A numerical reconciliation between the average effective tax rate and the applicable tax rate, disclosing also the basis on which the applicable tax rate is computed

In the tax rate reconciliation, tax reversals are a significant reconciling amount hence the same has been disclosed as a separate line item as per the requirement of the standard. However, there is no accounting standard requirement to disclose the reconciling items as those pertaining to the domestic jurisdiction and those pertaining to foreign jurisdictions. Hence, the domestic and foreign tax reversals are netted off and shown as a single line item in the tax rate reconciliation table.

We further respectfully submit to the Staff that in our disclosure for tax reversals as disclosed in the tax rate reconciliation table in Note 2.17 of the Consolidated Financial Statements for the year ended March 2012 the disclosures pertain to both foreign and domestic jurisdictions for each of the three fiscal years.

However we shall endeavor to provide tax reversals for overseas and domestic taxes separately, if the Staff considers the same necessary, in our future quarterly and annual reports filings with the Commission.

Acknowledgment

In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

If you have any questions or concerns with respect to the foregoing, please contact V. Balakrishnan at +91-80-2852-0440, or by facsimile at +91-80-2852-0754 or by mail at balakv@infosys.com, or Nithyanandan Radhakrishnan at +510-742-3085 or by facsimile at +510-742-3090 or by mail at Nithyanandan_R@infosys.com.

Sincerely,

/s/ S.D. Shibulal

S.D. Shibulal

Chief Executive Officer

Infosys Limited

cc:	V. Balakrishnan, Member of the Board & CFO, Infosys Limited
Nithyanandan Radhakrishnan, Global Head – Compliance and Special Counsel, Infosys Limited
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED

BY INFOSYS LIMITED

EXHIBIT A

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